July 29, 2013

VIA FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

Attention: Rauri Regan, Esq.

Re:	Cancer Genetics, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 25, 2013

File No. 333-189117

Dear Mr. Regan:

On behalf of Cancer Genetics, Inc. (the “Company”), in connection with your review of the Company’s Registration Statement, we are providing you, on a supplemental basis, with our response to a question you have raised with respect to any statements of work that the Company may enter into in the future pursuant to the terms of the Joint Development Intellectual Property Agreement, among the Company, Mayo Foundation for Medical Education and Research and OncoSpire Genomics, LLC, dated May 21, 2013 (the “Joint Development Agreement”).

The Company confirms that it will evaluate any future statement of work that it may enter into pursuant to the terms of the Joint Development Agreement to determine whether it meets the definition of Material Contract as set forth in Item 601(b)(10) of Regulation S-K. The Company hereby confirms that if any future statement of work that it may enter into pursuant to the terms of the Joint Development Agreement meets the definition of Material Contract, the Company will file such statement of work with the Securities and Exchange Commission, subject to the Company’s right to seek confidential treatment of all or part of any such statement of work.

The Company also confirms that, if its quarterly financial statements for the quarter ended June 30, 2013 become available prior to the Registration Statement becoming effective, the Company will amend its Registration Statement to incorporate such financial statements.

If you have any questions or comments with respect to the foregoing, or with respect to the Registration Statement in general, please feel free to call me at 973-597-2564.

Very truly yours,

Alan Wovsaniker

Cc:	Yvan-Claude Pierre, Reed Smith LLP